Filed under Rule 425 under the Securities Act of 1933,

as amended and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Catcha Investment Corp

Subject Company: Crown LNG Holdings Limited

Commission File No. 001-40061

Business Combination Social Media Guidelines

As with all public comments surrounding the announcement of a transaction, it is critical to disclose only nonmaterial and/or publicly available information (for example, today’s press release announcing the business combination) when posting on social media. This is an exciting transaction for Crown LNG that we expect will help to fuel its growth, and we understand that the company and its employees may want to share this information with their networks.

What follows are recommendations and guidelines for posting to social media, which cover both Crown LNG and its employees.

DOs

●	Crown LNG can share the press release across its social channels with a brief post summarizing the news (see sample posts below)

●	Crown LNG can share news coverage about the transaction, but only when an article/interview is filed with the SEC with the proper disclaimers

●	Employees should feel free to share/repost and like posts that are made by Crown LNG on its Twitter, LinkedIn and Facebook accounts

●	Both the company and its employees should feel comfortable conveying their excitement, but no one should be providing commentary about the deal (e.g., timing for when it will close, what it will mean for the business more generally, etc.)

DON’Ts

●	Do not share any non-public, material information

●	Do not provide commentary about the deal (e.g., timing for when it will close, what it will mean for the business more generally, etc.)

●	Do not share any privileged communications (e.g., internal communications, emails, etc.)

●	Do not comment on stock price

●	Do not talk about your own stock holdings of the company

●	Do not comment about the state of the business

●	Do not make any forward-looking comments or predictions

●	Do not comment about the competition

●	Do not share any confidential customer information

Sample Post – Crown LNG

Optimized for all platforms

Crown LNG has taken a significant step forward to advance our mission to continue to secure stable energy supply to growth markets exposed to harsh weather conditions. We’re excited to share that we expect to become a publicly traded company on the NYSE: Link to press release

Sample Post – Employees

Employees should not create their own posts announcing the news, rather they should share the post that Crown LNG puts out. They should feel empowered to add a nonmaterial comment reflecting their own excitement, such as the following options:

1)	Big news from Crown LNG today – excited to be part of a great company that is on its way to becoming public!

[Retweet/share post]

2)	Excited to share that Crown LNG expects to become a publicly traded company on the NYSE!

[Retweet/share post]

3)	Big day for Crown LNG! We announced that we expect to become a publicly traded company on the NYSE – a huge step forward in advancing our mission to globally scale our business of developing and delivering tailored LNG infrastructure suitable for year-round operations in any harsh weather location. [Retweet/share post]

Additional Information about the Transaction and Where to Find It.

In connection with the proposed Business Combination, PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of ordinary shares of Catcha in connection with Catcha’s solicitation of proxies for the vote by Catcha’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of PubCo to be issued in the Business Combination. Catcha’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, Catcha and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to Catcha’s stockholders as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Catcha Investment Corp, Level 42, Suntec Tower Three, 8 Temasek Blvd, Singapore, Attention: Patrick Grove.

Participants in the Solicitation of Proxies

Catcha and its directors and executive officers may be deemed participants in the solicitation of proxies from Catcha’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Catcha is contained in the Registration Statement on Form S-1, which was filed by Catcha with the SEC on January 25, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Catcha Investment Corp, Level 42, Suntec Tower Three, 8 Temasek Blvd, Singapore, Attention: Patrick Grove. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

The Target Companies’ directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Catcha in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. These forward-looking statements include, without limitation, Catcha’s, Target Companies’ and PubCo’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination and the timing of the completion of the Business Combination. For example, projections of future enterprise value, revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Catcha and its management, and PubCo and the Target Companies and their management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Catcha, the Target Companies, the combined company or others; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Catcha or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Catcha or the Target Companies’ as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Catcha, the Target Companies or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Target Companies’ estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Catcha’s final prospectus relating to its initial public offering dated February 11, 2021 and in subsequent filings with the SEC, including the proxy statement relating to the Business Combination expected to be filed by Catcha.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of Catcha, the Target Companies or Catcha undertakes any duty to update these forward-looking statements.